UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 29 )*

Papa John’s International, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY 40223 (502) 253-4348

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,914,849
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,907,793
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,914,849
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.97844%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 The percentages reported in this Schedule 13D/A are based upon 32,005,640 shares of common stock outstanding (comprised of (a) 31,541,761 shares of common stock outstanding as of October 30, 2018 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2018) and (b) 463,879 shares of common stock issuable upon vested stock options owned by the Reporting Person).

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)	John H. Schnatter

(b)	11411 Park Road, Anchorage, KY 40223

(c)	Mr. Schnatter is the founder and a director of the Issuer.

(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from Amendment No. 28.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows.

As previously stated in Amendment No. 28, Mr. Schnatter is considering potential alternatives for increasing shareholder value. In that regard, Mr. Schnatter engaged a financial advisor on November 30, 2018 to assist him in reviewing the financial prospects of the Company and in assessing alternatives for increasing shareholder value. Directly or through his advisors, Mr. Schnatter has had and may continue to have discussions with the Company and/or third parties to determine whether there is a basis to undertake any such transaction. Any such transaction could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. No assurances can be given that Mr. Schnatter or any of his affiliates will continue to discuss, or will undertake, any of the foregoing transactions.

Except to the extent that the foregoing may be deemed to be a plan or proposal, Mr. Schnatter currently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Schnatter may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	9,914,849 (30.97844%)

(b)	Sole voting power: 9,914,849

Shared voting power: 0

Sole dispositive power: 9,907,793

Shared dispositive power: 0

(c)	During the sixty days prior to this filing, Mr. Schnatter neither disposed of nor acquired any shares of Common Stock.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Amendment No. 28.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

December 7, 2018
Insert Date